UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

eDiets.com, Inc.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

280597105

(CUSIP number)

Berke Bakay c/o BBS Capital Management, LP 4975 Preston Park Boulevard, Suite 775W Plano, Texas 75093 Tel. No.: (972) 985-2190

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - Burke McDavid Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-4295 November 29, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 280597105	Page 2 of 11 Pages

(1)	Names of reporting persons BBS Capital Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,424,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,424,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 280597105	Page 3 of 11 Pages

(1)	Names of reporting persons BBS Capital Management, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN, IA

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 280597105	Page 4 of 11 Pages

(1)	Names of reporting persons BBS Capital GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of sares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 280597105	Page 5 of 11 Pages

(1)	Names of reporting persons BBS Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 280597105	Page 6 of 11 Pages

(1)	Names of reporting persons Berke Bakay
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,958
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 15,958
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,439,958
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.0%
(14)	Type of reporting person (see instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay relating to shares of common stock of eDiets.com, Inc.

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock, $.001 par value per share (the “Common Stock”) of eDiets.com, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 1000 Corporate Drive, Suite 600, Fort Lauderdale, Florida 33334.

Item 2. Identity and Background

This statement is filed by: (a) BBS Capital Fund, LP, a Delaware limited partnership (the “Fund”), (b) BBS Capital Management, LP, a Texas limited partnership which serves as the investment manager of the Fund (“BBS Management”), (c) BBS Capital GP, LP, a Texas limited partnership which serves as the general partner of the Fund (“BBS GP”), (d) BBS Capital, LLC, a Texas limited liability company which serves as the general partner of BBS Management and BBS GP (“BBS Capital”), and (e) Berke Bakay, the manager and principal of BBS Capital and a citizen of the United States (together with the Fund, BBS Management, BBS GP, and BBS Capital, the “Reporting Persons”).

The Fund is a collective investment vehicle. BBS Management is primarily engaged in the business of acting as the investment manager of the Fund. BBS GP is primarily engaged in the business of acting as the general partner of the Fund. BBS Capital is primarily engaged in the business of serving as the general partner of BBS Management and BBS GP. The principal occupations of Berke Bakay are investment management and acting as the manager of BBS Capital.

Each of the Reporting Persons has its principal business office and receives its mail at 4975 Preston Park Boulevard, Suite 775W, Plano, Texas 75093.

None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

The Reporting Persons, in the aggregate, have invested $1,118,750 in the Issuer.

The source of these funds was the working capital of the Fund. The Fund holds its shares of Common Stock through a margin account with Jefferies & Company, Inc.

Item 4. Purpose of the Transaction

The Reporting Persons filed this Statement of Beneficial Ownership on Schedule 13D as a result of their purchase through a private placement transaction of 1,000,000 shares of Common Stock for $500,000 on November 29, 2011.

The Reporting Persons purchased the shares of Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the shares of Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

In addition, effective as of November 29, 2011, Berke Bakay, the manager and principal of BBS Management, joined the board of directors of the Issuer (the “Board”). In connection with his appointment to the Board and in accordance with the Issuer’s policy regarding compensation of non-executive directors, Mr. Bakay was granted options to purchase 228,724 shares of Common Stock at a par share exercise price of $0.47, the closing price of the Common Stock on November 29, 2011. Pursuant to the grant, options to purchase 15,958 shares will vest on December 31, 2011 and options to purchase the remaining shares will vest in equal annual installments on each of the first three anniversaries of the grant date, which was November 29, 2011.

In connection with his membership on the Board, Mr. Bakay may discuss numerous strategic transactions under consideration by the Board with management and other stockholders. Except to the extent any of the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) The Fund is the beneficial owner of 1,424,000 shares of Common Stock, which represents 9.9% of the Issuer’s outstanding shares of Common Stock. The 1,424,000 shares of Common Stock held by the Fund consist of: (i) 1,300,000 shares of Common Stock and (ii) warrants exercisable to purchase 124,000 shares of Common Stock. BBS Management, BBS GP and BBS Capital are each the beneficial owners of the 1,424,000 shares of Common Stock held by the Fund, which represents 9.9% of the Issuer’s outstanding shares of Common Stock. Berke Bakay is the beneficial owner of the 1,424,000 shares of Common Stock held by the Fund and options exercisable to purchase 15,958 shares of Common Stock, which combined represents 10.0% of the Issuer’s outstanding shares of Common Stock.

(b) The Fund has the sole power to vote and dispose of the 1,424,000 shares of Common Stock it holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,424,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,424,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,424,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,424,000 shares of Common Stock held by the Fund and has the sole power to vote and dispose of the 15,958 shares of Common Stock that are issuable upon the exercise of the options.

(c) The table below lists all transactions in the Common Stock during the past sixty (60) days by the Fund, and, through the above relationships, the other Reporting Persons.

	September 30,	September 30,	September 30,		September 30,
Date	Acquirer	Shares Purchased/ (Sold)	Purchase Price Per Share		Total Cost
11/29/2011	BBS Capital Fund, LP	1,000,000	$0.50	[1]	$500,000
11/29/2011	Berke Bakay	228,724	$0.00	[2]	$0

(d) Not Applicable.

(e) Not Applicable.

[1]	Purchased through private placement.
[2]

Granted options to purchase 228,724 shares of Common Stock. Options to purchase 15,958 shares of Common Stock will vest December 31, 2011 and options to purchase the remaining 212,766 shares of Common Stock will vest in equal annual installments on each of the first three anniversaries of the grant date, which was November 29, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with his appointment to the Board and in accordance with the Issuer’s policy regarding compensation of non-executive directors, Berke Bakay was granted options to purchase 228,724 shares of Common Stock at a par share exercise price of $0.47, the closing price of the Common Stock on November 29, 2011. Pursuant to the grant, options to purchase 15,958 shares will vest on December 31, 2011 and options to purchase the remaining 212,766 shares will vest in equal annual installments on each of the first three anniversaries of the grant date, which was November 29, 2011.

On November 29, 2011, the Issuer executed a registration rights agreement with the Fund (the “Registration Rights Agreement”) with respect to the shares of Common Stock issued to the Fund pursuant to the November 29, 2011 private placement transaction (the “Fund’s Shares”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file with the Securities and Exchange Commission (the “SEC”), within 30 days after the closing of the private placement transaction with the Fund (the “Closing Date”), a registration statement on Form S-3 (except if the Issuer is not eligible to register on Form S-3, such registration will be on another appropriate form in accordance with the Registration Rights Agreement) to enable the resale by the Fund of: (i) the Fund’s Shares and (ii) the shares of Common Stock issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Fund’s Shares. The Issuer also agreed to cause the registration statement to become effective as soon as practicable, but in no event later than 90 days after the Closing Date; provided, however, if the SEC requires the Issuer to amend or supplement its preliminary registration statement, the required effective date shall be no later than 180 days after the Closing Date.

Item 7. Material to be Filed as Exhibits

10.1	Joint Filing Agreement by and among the Reporting Persons dated December 9, 2011.

10.2	Subscription Agreement dated November 29, 2011, by and between the Issuer and the Fund (incorporated by reference to Exhibit 10.57 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on November 29, 2011).

10.3	Registration Rights Agreement dated November 29, 2011, by and between the Issuer and the Fund, with respect to Issuer’s Common Stock (incorporated by reference to Exhibit 10.58 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on November 29, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2011

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner

	By:	BBS Capital, LLC, its general partner

	By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

/s/ Berke Bakay
Berke Bakay